MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501, 543 Granville Street

Vancouver, British Columbia

V6C 1X8

Item 2 Date of Material Change

September 7, 2023

Item 3 News Release

A joint news release with respect to the material change referenced in this report was disseminated on September 8, 2023 by Metalla and Nova Royalty Corp. ("Nova") via the newswire services of CNW Group, a copy of which was subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On September 7, 2023, the Company and Nova entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which, subject to approval of the holders of common shares of Nova (each, a "Nova Share"), and the terms and conditions of the Arrangement Agreement, Metalla will acquire all of the issued and outstanding Nova Shares by way of a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA") for consideration consisting of 0.36 of a common share of Metalla (each whole share, a "Metalla Share") in exchange for each Nova Share.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Arrangement

On September 7, 2023, Metalla and Nova entered into the Arrangement Agreement pursuant to which, subject to the approval of holders of Nova Shares ("Nova Shareholders") and the terms and conditions of the Arrangement Agreement,  Metalla will acquire all of the issued and outstanding Nova Shares pursuant to the Arrangement. The Arrangement will be implemented by way of a statutory plan of arrangement under the BCBCA in exchange for 0.36 of a Metalla Share for each Nova Share held. Upon completion of the Arrangement, Metalla will own all of the issued and outstanding Nova Shares, and the existing holders of Metalla Shares and Nova Shareholders will own approximately 60% and 40% of the combined company, respectively, on a fully-diluted basis.

The Arrangement will require the approval of: (i) two-thirds of the votes cast by Nova Shareholders; and (ii) a simple majority of the votes cast by Nova Shareholders, excluding the votes cast by "interested parties" and "related parties" under Multilateral Instrument 61-101 - Protection Of Minority Security Holders In Special Transactions ("MI 61-101"), in each case at a special meeting of the Nova Shareholders (the "Meeting") expected to take place in November 2023.

Metalla has entered into voting support agreements (the "Voting Agreements") with certain of Nova's directors, executive officers and shareholders holding, or exercising control or direction over, as applicable, approximately 17.5% of the issued and outstanding Nova Shares, pursuant to which they have agreed, among other things, to vote their Nova Shares in favor of the special resolution of Nova Shareholders to approve the Arrangement. The Voting Agreements will terminate if, among other things, the Arrangement Agreement is terminated.

The completion of the Arrangement is also subject to customary closing conditions, including the approval of the British Columbia Supreme Court, of the TSX Venture Exchange (the "TSXV"), and of the NYSE American LLC ("NYSE American"), the receipt of all other necessary regulatory and third party approvals and other customary conditions. No shareholder approval is required for Metalla. The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants on each party, a right of Metalla to match superior proposals, and a break fee payable to Metalla if the Arrangement Agreement is terminated in certain circumstances.

The Company expects the Arrangement to close in late 2023, subject to receipt of shareholder, court and regulatory approvals, as well as the satisfaction or waiver of all conditions under the Arrangement Agreement. In connection with and subject to closing of the Arrangement, it is expected that the Nova Shares will be delisted from the TSXV, and that Nova will cease to be a reporting issuer under Canadian securities laws.

The foregoing summary of the Arrangement Agreement and the Arrangement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, to which the Arrangement is attached as Schedule A, a copy of which has been filed under Metalla's profile on SEDAR+ at www.sedarplus.ca. Copies of the Voting Agreements have been filed under Nova's profile on SEDAR+ at www.sedarplus.ca, and the foregoing summary of such Voting Agreements is qualified in its entirety by reference thereto. The representations, warranties and covenants contained in the Arrangement Agreement, the Arrangement, and the Voting Agreements were made only for purposes of those agreements and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.

Further information regarding the Arrangement will be contained in a management information circular (the "Circular") to be prepared by Nova in connection with the Meeting, which will be filed under Nova's profile on SEDAR+ at www.sedarplus.ca.

Approval of Special Committee and Board of Directors

The board of directors of Metalla (the "Metalla Board") unanimously approved the Arrangement Agreement, following the recommendation of the special committee of the independent directors of Metalla (the "Metalla Special Committee") that the Arrangement is in the best interests of Metalla. Trinity Advisors is acting as financial advisor to the Metalla Board and the Metalla Special Committee, and BMO Capital Markets is acting as capital markets advisor to Metalla in connection with the Arrangement.

No directors of Metalla expressed any materially contrary view or abstained from voting on the Metalla Board resolution approving the Arrangement Agreement, with the exception of Brett Heath and E.B. Tucker, who recused themselves from considering the Arrangement Agreement and abstained from voting in respect of the approval of the Arrangement Agreement because they are overlapping directors of both Nova and Metalla. There was no disagreement between the Metalla Board and the Metalla Special Committee with respect to approval of the Arrangement Agreement.

Strategic Partnership with Beedie Capital

Concurrent with closing the Arrangement, Beedie Investments Ltd. ("Beedie"), an affiliate of an Insider (as such term is defined in the policies of the TSXV) of Nova, has agreed to:

  subscribe for $15 million in an equity placement of Metalla;
  amend and increase the existing convertible loan agreement with Metalla (the "Metalla Convertible Loan"); and
  terminate its convertible loan agreement with Nova (the "Nova Convertible Loan").

Beedie has entered into a subscription agreement to complete a $15 million equity placement in Metalla (the "Equity Investment"), pursuant to which it has agreed, subject to certain conditions, to subscribe for approximately 2.8 million subscription receipts (the "Subscription Receipts"), at a price of $5.29 per Subscription Receipt, which was the closing price of the Metalla Shares on September 7, 2023, the date prior to the announcement of the Arrangement Agreement. Upon closing of the Arrangement, and subject to certain conditions, each Subscription Receipt will convert into one Metalla Share, without payment of additional consideration or further action. After the conversion of the Subscription Receipts into Metalla Shares, Beedie will beneficially hold approximately 8.7 million Metalla Shares, representing approximately 9.7% of the number of common shares of the combined company expected to be issued and outstanding on a non-diluted basis and 12.7% on a partially diluted basis assuming conversion of all draws under the amended Metalla Convertible Loan.

The proceeds of the Equity Investment will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement. The Company intends to rely on the "part and parcel exception" under the policies of the TSXV in respect of the Equity Investment as the Equity Investment is integral to the Arrangement by capitalizing the combined company.

The Equity Investment is subject to TSXV and NYSE American acceptance, and the Subscription Receipts and the Metalla Shares underlying the Subscription Receipts will be subject to a statutory four-month and one day hold period from the issuance of the Subscription Receipts.

Metalla and Beedie have also entered into a term sheet dated September 7, 2023 (the "Term Sheet"), pursuant to which Beedie and Metalla have agreed, subject to certain conditions, including the due execution of a definitive agreement, to amend the Metalla Convertible Loan, effective as of closing of the Arrangement, the key terms of which are as follows:

  increase the Metalla Convertible Loan from $25.0 million to $50.0 million;
  drawdown $16.4 million at a conversion price of $6.00 per Metalla Share, to refinance the $4.2 million principal outstanding under the Metalla Convertible Loan, and the $12.2 million principal outstanding under the Nova Convertible Loan (other than in respect of the accrued and unpaid interest and fees);
  drawdown an amount equal to the accrued and unpaid interest and fees outstanding under the Nova Convertible Loan as at the time of the closing of the Arrangement, with the accrued and unpaid interest having a conversion price equal to the market price of the shares of Metalla at the time of conversion; the accrued and unpaid fees shall not be convertible into Metalla Shares. The accrued and unpaid interest and fees were $2.4 million as at September 1, 2023;

  for an eighteen-month period from the close of the Arrangement, accrue 10.0% interest to the principal;
  update existing security arrangements and financial covenants to reflect security to be provided by Nova and its subsidiaries for the Metalla Convertible Loan; and
  Metalla will pay to Beedie an amendment fee of $125,000.

Each of the foregoing changes are subject to entering into mutually agreeable definitive documentation, satisfaction of closing conditions, and obtaining any necessary regulatory approvals, including, without limitation, of the TSXV.

As per the Term Sheet and discussed above, and concurrent with closing of the Arrangement, Metalla will draw down on the Metalla Convertible Loan and pay out and discharge all obligations under the Nova Convertible Loan and the facility will be terminated.

Additional Disclosure Regarding the Arrangement

The purpose of the Arrangement is to acquire all of the issued and outstanding Nova Shares, on the terms negotiated by Metalla and Nova subject to the various conditions being satisfied or waived as set out in the Arrangement Agreement, positioning the combined company as a leading emerging intermediate royalty company. The reasons that the Metalla Special Committee recommended that the Metalla Board approve entering into the Arrangement Agreement, and the ultimate determination of the Metalla Board to cause Metalla to enter into the Arrangement Agreement, include, among other things: (i) the expectation that it will be immediately accretive on a net-asset-value-per-share basis; (ii) gaining exposure to a portfolio of generational copper royalties being developed by some of the largest globally integrated mining companies; (iii) the anticipated increase in the duration of the combined portfolio with the top ten assets averaging a peer-leading mine life of 20 years; (iv) the expected increased cash flow from the operating Aranzazu royalty; (v) tangible annual pre-tax synergies estimated to be $2.5 million as the combined company optimizes and integrates general and administrative expenses; (vi) the anticipated enhanced trading liquidity and capital markets profile through increase in size and scale; and (vii) the improved ability of the combined company to pursue value-enhancing growth opportunities through future royalty acquisitions.

Metalla does not consider the Arrangement to constitute a "related party transaction" under MI 61-101 as Metalla and Nova are not "related parties" and there are no "control persons" of Nova or Metalla which could be considered "joint actors" under applicable Canadian securities laws. However, in the event the Arrangement was considered for purposes of MI 61-101 to be a "related party transaction" by virtue of the entitlement of certain of Metalla's directors and officers to receive securities of Metalla upon the exchange of Nova Shares and Nova Options (as defined below) held by such persons, the transaction would be exempt from the formal valuation requirement pursuant to section 5.5(a) of MI 61-101, and the minority approval requirement pursuant to 5.7(1)(a) of MI 61-101 as, at the time the Arrangement Agreement was entered into, neither the fair market value of the Nova Shares held by such persons, nor the fair market value of the Metalla Shares to be issued in consideration therefore pursuant to the Arrangement, exceeded 25 per cent of Metalla's market capitalization.

The interests of each of Mr. Heath and Mr. Tucker in the securities of Nova, and the anticipated effect of the Arrangement on their interests in Metalla, will be set out in the Circular, and each other director and officer of Metalla holds, in the aggregate, less than 0.1% of the Nova Shares outstanding as of the date hereof.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Item 9 Date of Report

September 18, 2023

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this material change report includes: expected timing and completion of the proposed Arrangement; the potential for the combined company to become the leading intermediate royalty company; the strengths, characteristics and expected benefits and synergies of the proposed Arrangement; the anticipated timing of the Tocantinzinho, Côté, and Amalgamated Kirkland royalties; the potential inclusion into multiple clean metals / energy transition ETFs, Indexes and Mutual Funds; the completion of the Equity Investment by Beedie and related proposed transactions; the anticipated holdings of Beedie after conversion of the Subscription Receipts into Metalla Shares; the expected use of proceeds from the Equity Investment and related proposed transactions; the completion of the amendment of the Metalla Convertible Loan; the completion of the expected drawdowns; the termination of the Nova Convertible Loan; the anticipated number of Metalla Shares to be issued to Nova Shareholders at the completion of the Arrangement; receipt of court approval; approval of the Arrangement by Nova Shareholders at the Meeting; obtaining TSXV and NYSE American acceptance, and acceptance of any other regulatory body, to complete the proposed Arrangement; the anticipated timing of the Meeting and the related Circular; the expected delisting of the Nova Shares from the TSXV; and Metalla's assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the Arrangement and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances. The forward-looking information included in this material change report is based on Metalla's opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Arrangement (including, but not limited to, their ability to complete the Arrangement on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that it currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including the ability of Nova and Metalla, as applicable, to obtain the required shareholder, court and regulatory approvals in a timely matter, if at all; their ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Arrangement; the continued exploration and development of mineral projects by the owners or operators of such mineral projects; the ongoing operation of the mineral projects in which they hold a stream or royalty interest by the owners or operators of such projects in a manner consistent with past practice or publicly disclosed operating plans; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the companies' business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required Nova Shareholder, court, regulatory and other approvals necessary to effect the Arrangement; the potential for a third party to make a superior proposal to the Arrangement; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Arrangement; that Beedie will not make the Equity Investment; that the proceeds of the Equity Investment will not be used as announced; that the Metalla Convertible Loan will not be amended; that the Nova Convertible Loan will not be terminated; that the Meeting will not occur at the anticipated timeframe; and those set forth under the caption "Risk Factors" in Metalla's annual information form dated annual report on Form 40-F, its most recent management's discussion and analysis, and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this material change report represents Metalla's expectations as of the date of this material change report and is subject to change after such date. Metalla disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities anticipated to be issued pursuant to the Arrangement and the proposed transactions with Beedie may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom. Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.